EXHIBIT 99.1

Franklin Savings
Employee Stock Ownership Plan
4750 Ashwood Drive • P.O. Box 415739
Cincinnati, Ohio 45241-5739 • (513) 469.8000 • Fax (513) 469-5360

   April 20, 2010

Lenox Wealth Management, Inc.
Attn: Mr. Jason Long
8044 Montgomery Road, Suite 480
Cincinnati, Ohio 45236

Dear Mr. Long:

As I suspect you know, you have totally mischaracterized my April 16th response to you in your letter I received yesterday. I did not decline Lenox's offer but instead expressed interest in it and only asked you to remove a condition which would have made a sale impossible to complete. Further, you received that communication from me the same day I learned that the First Franklin Board of Directors declined to change the date of the annual shareholders' meeting, so there was absolutely no delay in my response to you as you allege.

I again urge you to modify Lenox's offer to eliminate the June 14 deadline for OTS approval and then submit a share purchase agreement that sets forth any other terms and conditions of a sale. To be clear, unless Lenox eliminates the OTS-approval-by-June 14 condition, I do not see how we could complete a transaction. In saying this I am not rejecting Lenox's offer; to the contrary, I am requesting that Lenox proceed with the offer on terms that are achievable. And for the record, this does not constitute a breach of any fiduciary duties under ERISA.

I trust that this letter clarifies my position for you and that you will not form any further erroneous or untrue conclusions.

                               Thomas H. Siemers, Trustee of the
                               Franklin Savings and Loan Employee
                               Stock Ownership Plan